Morgan, Lewis & Bockius LLP
1400 Page Mill Road
Palo Alto, CA 94304
Tel. +1.650.843.4000
Fax: +1.650.843.4001
www.morganlewis.com

Albert Lung
650-843-7263
albert.lung@morganlewis.com

February 26, 2020

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE Mail Stop 3233
Washington, D.C. 20549

Attention: Andi Carpenter
Anne McConnell

Re:	Alpha and Omega Semiconductor Limited Form 10-K for Fiscal Year Ended June 30, 2019 Form 8-K for Period Ended February 5, 2020 Form 10-Q for Fiscal Quarter Ended December 31, 2019 File No. 001-34717

Ladies and Gentlemen:

We are writing on behalf of Alpha and Omega Semiconductor Limited (the “Company”) in response to the letter of comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company dated February 18, 2020 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended June 30, 2019 (“Form 10-K”), Form 8-K for the period ended February 5, 2020 (“Form 8-K”) and Form 10-Q for the fiscal quarter ended December 31, 2019 (“Form 10-Q” and together with the Form 10-K and Form 8-K, the “Filings”).

The numbered paragraphs below restate in bold and italics the numbered paragraphs in the Comment Letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comment. Unless indicated otherwise, the page numbers referenced in the Company’s responses below refer to page numbers in the respective Filings. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings ascribed to such terms in the respective Filings.

Form 8-K filed on February 5, 2020
Exhibit 99.1
Alpha and Omega Semiconductor Reports Financial Results for the Fiscal Second Quarter of
2020 Ended December 31, 2019, page 1

1.
In the bullets under the heading “Financial Results for Fiscal Q2 Ended December 31, 2019”, we note you discuss changes in non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating income, and non-GAAP income per share. Please do not discuss and analyze non-GAAP measures without a similar discussion and analysis of the most directly comparable GAAP measure in a location with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the updated Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

In response to the Staff’s comment, the Company notes that this comment relates to certain narrative disclosures in bullet points immediately following the heading “Financial Results for Fiscal Q2 Ended December 31, 2019” that include certain discussion of non-GAAP financial measures, which was intended to describe the non-GAAP financial measures in the tables immediately above, where GAAP financial measures are presented prominently. The Company acknowledges Item 10(e)(1)(i)(A) of Regulation S-K and CD&I Question 102.10. Therefore, in future earnings releases and filings with the SEC, the Company will include, in equal or greater prominence, corresponding GAAP narrative disclosures in such bullet points in addition to the non-GAAP narrative disclosures.

2.
In your reconciliations related to non-GAAP net income and non-GAAP income per share, it appears you present certain adjustments, net of income taxes. Please revise your reconciliations to reflect the impact of income taxes as a separate adjustment and to explain how the tax impact is calculated. Refer to Question 102.11 of the updated Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

In response to the Staff’s comment, the Company notes that its non-GAAP adjustments consist of share-based compensation, pre-production expenses related to joint venture, and production ramp up costs related to joint venture. The income tax impact of each of these non-GAAP adjustments has been insignificant for all periods presented in the non-GAAP-to-GAAP reconciliation table as explained in more detail below.

The pre-production expenses and production ramp up costs were related to the Company’s joint venture operation in Chongqing, China. The joint venture has been in a loss position since its inception and the Company recorded a full valuation allowance on the joint venture’s net operating loss, because the Company does not believe that realization of tax benefits from the net operating loss is more likely than not. Therefore, there was no tax impact for these two non-GAAP adjustments in all periods presented in the reconciliation.

With respect to the non-GAAP adjustment for share-based compensation, the Company notes that the Company is a foreign holding company incorporated in Bermuda with various subsidiaries, including certain U.S. subsidiaries. Virtually all of U.S. subsidiaries’ share-based compensation expense was billed to the parent holding company, which has a 0% income tax rate. Therefore, the tax impact of non-GAAP adjustment of share-based compensation expense was de minimis and insignificant. Specifically, including the tax impact of the non-GAAP adjustments would have reduced the non-GAAP net income by approximately $2,000, $5,000 and $2,000 for the three months ended December 31, 2019, September 30,

2019 and December 31, 2018, respectively. Such insignificant amount, even if included in the reconciliation table, would not have changed the amount of non-GAAP diluted net income per share in all periods presented. Accordingly, the Company does not believe it would be useful to amend the earnings release or Form 8-K to include such tax impact in the reconciliation table that was already filed with the SEC. In future filings, the Company intends to include the impact of income taxes as a separate adjustment in its reconciliation table.

Form 10-Q for the quarterly period ended December 31, 2019
Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 32

3.
We note your disclosures that decreases in gross margins were primarily the result of low capacity utilization due to the commencement of limited mass production in your Chongqing joint venture during the interim periods. Please revise future disclosures to more fully explain your expectations regarding production at your joint venture, including the additional costs you expect to incur to reach full production and the anticipated time frame when you expect full production to commence. Please update these disclosures and explain reasons for significant changes, to the extent applicable.

In response to the Staff’s comment, the Company will revise these disclosures in the Company’s next Quarterly Report on Form 10-Q to more fully explain its expectations regarding production at the joint venture, including the additional costs the Company expects to incur to reach full production, if applicable, and the anticipated time frame.

* * *

We would greatly appreciate any assistance the Staff can provide in obtaining any expeditious review of this response letter.

Please contact the undersigned at (650) 843-7263 with any questions regarding the foregoing.

Very truly yours,

Morgan, Lewis & Bockius LLP

By:	/s/ Albert Lung
Name:	Albert Lung

cc:	Yifan Liang Chief Financial Officer and Corporate Secretary Alpha and Omega Semiconductor Limited

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